Exhibit 3.3

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:59 PM 08/31/2007
FILED 02:46 PM 08/31/2007
SRV 070978269 — 4416538 FILE

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

•	First: The name of the limited liability company is Williams Pipeline GP LLC

•	Second: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, DE 19801. The name of its Registered agent at such address is The Corporation Trust Company

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is .”)

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 31st day of August, 2007.

By:	/s/ Jody Ellis
Authorized Person(s)

Name:	Jody Ellis
Typed of Printed